Exhibit 17

28 September 2018

Sean Webster, CEO

ZZLL Information Technology, Inc.

Unit 1504, 15F, Carnival Commercial Building

18 Java Road, North Point

Hong Kong

RE: Resignation as Director from ZZLL Information Technology, Inc.

Dear Mr. Webster:

Due to other business demands, I am unable to continue in the above-listed role for ZZLL Information Technology, Inc.  Therefore, I am tendering my resignation as Director effective 28 September 2018.

My resignation is based on personal matters, not because of any disagreement with the Company on any matter related to the Company’s operations, policies or procedures.

This letter will serve as my official letter of resignation.  I have thoroughly considered this decision and it is final.

Sincerely,

/s/ Riggs Cheung

Riggs Cheung